

16014324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-49005~~ 8-53731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Laidlaw & Company (UK) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 5th Ave, 23rd Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Oseas Zuluaga 212-697-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

SEC Mail Processing Section
MAR 01 2016
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Coolong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laidlaw & Company (UK) Ltd., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Coolong
Signature

CFO
Title

Josephine Velazquez
Notary Public

JOSEPHINE VELAZQUEZ
Notary Public, State of New York
No. 01VE4985191
Qualified in Queens County
Certificate Filed in New York County
Commission Expires Aug. 12, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAIDLAW & COMPANY (UK) LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2015

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of Laidlaw & Company (UK) Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laidlaw & Company (UK) Ltd. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Laidlaw & Company (UK) Ltd.'s financial statements. The supplemental information is the responsibility of Laidlaw & Company (UK) Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 29, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 1,416,458
Due from broker	448,089
Securities owned, at Fair Value	16,924
Due from Affiliates	1,558,266
Property and equipment, net	574,637
Other assets	938,796
	$ 4,953,170

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 1,423,653

Stockholder's equity

Common stock, $1.64 par value; 687,241 ordinary shares authorized and outstanding	999,455
Paid-in capital	1,949,776
Retained earnings	580,286
	3,529,517
	$ 4,953,170

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions	$ 25,636,607
Investment banking and fee income	10,499,286
Other income	3,848,767
	39,984,660
EXPENSES	
Commissions Expenses	23,344,591
Salaries and payroll costs	7,153,560
Operating expenses	5,947,323
Occupancy costs	2,787,889
Clearing Fees and Registrations	1,174,813
	40,408,176
INCOME BEFORE INCOME TAXES	(423,516)
INCOME TAXES	49,621
NET INCOME	$ (473,137)

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
DECEMBER 31, 2015

Subordinated Borrowings at January 1, 2015	$ -
Increases:	
Issuance of Subordinated Loans	5,500,000
Decreases:	
Payment of Subordinated Loans	(5,500,000)
Subordinated Borrowings at December 31, 2015	$ -

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities	
Net income	$ (473,137)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	336,461
Changes in assets and liabilities:	
Due from broker	818,524
Due from affiliates	(89,920)
Other assets	(586,897)
Securities owned	117,284
Income taxes payable	(441,000)
Accounts payable and accrued expenses	(1,177,497)
Due to affiliates	(104,563)
Total adjustments	(1,127,608)
Net cash provided by operating activities	(1,600,745)
Cash flows from investing activities	
Cash payments for the purchase of property and equipment	(183,872)
Net cash used in investing activities	(183,872)
NET CHANGE IN CASH	(1,784,617)
CASH - BEGINNING	3,201,075
CASH - END	$ 1,416,458

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ 443,546

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 999,455	$ 1,949,776	$ 1,053,423	$ 4,002,654
Net income	-	-	(473,137)	(473,137)
Balance - end	$ 999,455	$ 1,949,776	$ 580,286	$ 3,529,517

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) Ltd. (the "Company") is organized to be active in various aspects of the securities industry. The Company is incorporated in the United Kingdom as a Private Limited company. The Company has offices in London (United Kingdom), New York, Florida, Connecticut, Boston, and California and its customers are located throughout the United States and the United Kingdom. The U.S. dollar is the functional currency of the company.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. During 2014 the Companies revenues were mostly derived from generating commissions from retail customers and generating investment banking fees and underwritings. The company is registered as a securities broker dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

At December 31, 2015 there were no liabilities subordinated to claims of general creditors. As shown in the Statement of Change in Subordinated Liabilities there were subordinated loans during the year ended December 31, 2015. The subordinated loans were satisfied prior to December 31, 2015.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation

The company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services.

Revenue Recognition

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, underwriting fees

at the time the underwriting is completed and the income is reasonably determinable, and advisory fees as per the underlying agreement.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned are recorded at fair value as discussed in note 3.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred Tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. There were no deferred taxes as of December 31, 2015.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United Kingdom and the United States and in state and local jurisdictions, and the tax years from 2012 to 2015 remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets and Liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year end rates of exchange and Income Statement items

denominated in foreign currencies (British Pounds Sterling) are translated at month-end rates of exchange. Gains or Losses resulting from foreign currency transactions are included in Net Income.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Sterne, Agee & Leach, Inc. ("Sterne, Agee"), located in Birmingham, Alabama. The Company's clearing and execution agreement provides that Sterne, Agee's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Sterne, Agee records customer transactions on a settlement date basis, which is generally three business days after the trade date. Stern, Agee is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Sterne, Agee may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Sterne, Agee is charged back to the Company.

The Company, in conjunction with Sterne, Agee, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Sterne, Agee establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates management uses.

3. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. At December 31, 2015, the company did not hold any Level 3 securities.

The inputs to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equity securities: Securities traded on a registered U.S securities exchange are valued based on the last sale price of the security reported on the principle exchange on which it is traded, prior to the time when the Company's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the current day's closing "bid" and the "asked" prices, and if not, at the current day's closing bid price. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities that are traded in inactive markets are categorized in Level 2 of the fair value hierarchy.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2015. The company did not hold any level 3 securities for the year ended December 31, 2015.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities-Technology	$	$ 16,924	$ -	$ 16,924

4. RELATED PARTIES

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015.

ASSETS:

Laidlaw Holdings, Ltd.:	
Loan Receivable – Laidlaw Holdings Ltd.	$ 1,397,988
Interest Receivable – Laidlaw Holdings Ltd.	107,889
	$ 1,505,877

Laidlaw International Inc.:	
Loan Receivable - Laidlaw International Inc.	$ 26,374
Laidlaw Asset Management, LLC.	
Loan Receivable - Laidlaw Asset Management LLC	$ 26,015
Sub-Total	$ 1,558,266
Advances to Employees:	$ 509,094

The interest rate on the intercompany balances between Laidlaw & Company (UK) and Laidlaw Holdings, Ltd. is calculated at 5.50% per annum. All other loans do not bear interest. All loans are due on demand. Advances to employees are included in other assets on the Statement of Financial Condition.

5. RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from clearing organizations at December 31, 2015, consist of the following:

Receivable from Clearing Organizations	$ 398,089
Deposit with Clearing Organizations	50,000
	$ 448,089

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2015:

Leasehold improvement	$ 930,480
Computer equipment	731,185
Furniture and fixtures	684,483
	2,346,148
Less: accumulated depreciation and amortization	(1,771,511)
	$ 574,637

Depreciation and amortization expense was approximately $336,460 for the year ended December 31, 2015.

7. INCOME TAXES

The Company had Federal and State net operating losses of approximately $350,000 at December 31, 2015 available to offset future taxable income. The net operating loss carryforwards expire in 2035. Due to the uncertainty that these net operating losses will be utilized, the Company has provided a valuation allowance equal to the entire potential tax benefit of approximately $150,000.

The current portion of income tax expense is included in the statement of operation as follows:

Foreign Taxes	$ 44,131
Federal, State and Local	5,490
	$ 49,621

8. RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees in the United States. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. There were no Company contributions to the plan during the year ended December 31, 2015.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and certain equipment under various non-cancellable operating leases. The leases expire through January 31, 2021 and the leases call for monthly payments and specified escalations on the office leases. Rent expense for the year ended December 31, 2015 was approximately $2,788,000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2015 are as follows:

Year ending December 31	
2016	$ 2,463,000
2017	2,369,000
2018	1,571,000
2019	573,000
2020 and thereafter	220,000
	$ 7,196,000

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

Regulatory

On March 18, 2015 the Company received an Examination disposition letter with regards to the 2014 Finra Examination. As a result of the examination, an exception relating to the firms supervision of commissions and fees was referred to Finra's Department of Enforcement. In June 2015 The Finra's Department of Enforcement contacted the company to discuss the resolution of this matter. It was agreed at that time that the Company would make restitution to certain customers in a total amount of $4,346. The Finra Department of Enforcement is still reviewing this matter and has not yet closed out the investigation.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne, Agee. Sterne, Agee carries all of the accounts of such customers and maintains and preserves such books and records.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $452,905 which was $352,905 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 314% as of December 31, 2015.

12. SUBSEQUENT EVENTS

The Company has evaluated events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

LAIDLAW & COMPANY (UK) LTD. Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL	
Stockholder's equity	$ 3,529,517
Deductions and/or charges:	
Non-allowable assets	3,073,073
Net capital before undue concentration and haircuts on securities positions	456,444
Haircuts on securities	3,539
NET CAPITAL	$ 452,905
AGGREGATE INDEBTEDNESS	$ 1,423,653
MINIMUM NET CAPITAL REQUIRED (6 2/3 % OF AGGREGATE INDEBTEDNESS)	$ 94,910
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 352,905
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	314%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of Rule 17A-5.

There are no material differences with respect to the computation of net capital calculated above and the companies computation included in Part IIA of the amended form X-17A-5 as of December 31, 2015 filed on February 29, 2016.

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Laidlaw & Company (UK) Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Laidlaw & Company (UK) Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) Laidlaw & Company (UK) Ltd. stated that Laidlaw & Company (UK) Ltd. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Laidlaw & Company (UK) Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Laidlaw & Company (UK) Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 29, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065



Laidlaw & Company (UK) Ltd.

Investment Banking
Wealth Management
Advisory Services

Member FINRA, SIPC

Exemption Report

To the best of our knowledge and belief,

(1) Laidlaw & Company (UK) LTD is exempt under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3;

(2) Laidlaw & Company (UK) LTD met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year.

John Coolong
Chief Financial Officer

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Laidlaw & Company (UK) Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Laidlaw & Company (UK) Ltd.'s compliance with the applicable instructions of Form SIPC-7. Laidlaw & Company (UK) Ltd.'s management is responsible for Laidlaw & Company (UK) Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 29, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******782*******************ALL FOR AADC 100
053731 FINRA DEC
LAIDLAW & COMPANY (UK) LTD
546 5TH AVE FL 5
NEW YORK NY 10036-5000

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 98,488

B. Less payment made with SIPC-6 filed (exclude interest) (61,194)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 37,294

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 37,294

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 37,294

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAIDLAW & COMPANY (UK) LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of 5, 20 16.

EXECUTIVE VP FINANCE - FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 40,090,175
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	85,236
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,754
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 590,983	
Enter the greater of line (i) or (ii)	590,983
Total deductions	694,973
2d. SIPC Net Operating Revenues	$ 39,395,202
2e. General Assessment @ .0025	$ 98,488
	(to page 1, line 2.A.)